Exhibit 99.3

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL TERMINATES JOINT VENTURE TALKS

Vancouver, BC, 18 September 2018 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) today announced that two previously announced conditional joint venture transactions have been terminated.

In a news release dated 28 August 2017 the Company announced it had entered into a conditional agreement with a privately owned Indonesian company (the "seller") to make a private placement and fund a share of exploration work commitments and thereby earn a 25% joint venture stake in the BK Block upstream oil and gas property, subject to certain pre-conditions being met by the seller. The seller has been unable to satisfy the pre-conditions to closing and has advised the Company it is terminating the conditional agreement to pursue alternative offers for its property.

In a news release dated 8 May 2018 the Company announced it had entered into a conditional agreement with a privately owned petroleum products trading company (the "buyer") to earn an 80% joint venture stake in both the Company's Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC") and KKC's refinery development project, subject to the buyer independently arranging 100% of the refinery project finance; securing long term feedstock and product offtake agreements for KKC; and concluding definitive transaction agreements with KKC and the Company. Up to the date of this news release the buyer has not satisfied any of these conditions. The Company and KKC have withdrawn the offer to the buyer to earn a participating interest in KKC and terminated the conditional agreement and further negotiations.

The Company's CEO, Rich McAdoo, said, "Termination of these two transactions permits us to exclusively focus our efforts on our Maloy Refinery development and clears the way for substantive discussions with several alternative investors and joint venture partners who have already expressed interest in joining with the Company and KKC in the project."

On behalf of the Company,
Byron Tsokas
Vice President of Business Development

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any of the Company's expectations, plans, intentions, or objectives or similar forward looking statements described herein. In this release, there are no assurances that the discussions with other investors and joint venture partners will result in any successful transaction. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the US SEC available at www.sec.gov. The Company assumes no obligation to update the information in this release.